Exhibit 4.3 STOCK OPTION AGREEMENT (Officers and Key Employees)

1.

An Option to purchase a total of ______ shares of common stock, par value $1.00, of Southwest Gas Corporation, a California corporation (herein the “Company”) is hereby granted to ______________________________ (herein the “Optionee”), subject in all respects to the terms and provisions of the Southwest Gas Corporation 2002 Stock Incentive Plan (herein the “Plan”), and this Agreement.

2.	The Option price as determined by the Board of Directors of the Company is ____________________ ($_____) per share, the market price of the Company’s common stock on _________, 20__.

3.

The Option shall first become and remain exercisable as to forty percent (40%), or _____ of the shares, on __________, 20__ and as to an additional thirty percent (30%), or _____ shares on each of the following dates: __________, 20__, and __________, 20__, in each case subject to adjustments and acceleration under Section 3.2 of the Plan. The Option shall terminate on __________, 20__, unless otherwise terminated under the provisions of the Plan or this Agreement.

4.

If the Optionee retires, all Options will vest and may be exercised within three years of the date of retirement or until the expiration of the stated term of the Option, whichever first occurs. All Options may be exercised within one year from the date of termination due to death or total disability or until the expiration of the stated term of the Option, whichever first occurs. If the Optionee terminates employment with the Company for any other reason, the vested portion of the Option will expire on the last day of employment. The non-vested portion of the Option will expire on termination of employment.

5.

The Option may not be exercised if the issuance of shares of Common Stock of the Company upon such exercise would constitute a violation of any applicable Federal or State securities or other law or valid regulation. The Optionee, as a condition of the exercise of this Option, shall represent to the Company that the shares of Common Stock of the Company acquired under this Option are being acquired for investment and not with a present view to distribution or resale, unless counsel for the Company is then of the opinion that such a representation is not required under the Securities Act of 1933 or any other applicable law, regulation, or rule of any governmental agency.

6.

This Option may be exercised during such term only in accordance with the terms of the Plan and this Agreement. Stock may be purchased following vesting, and prior to expiration of the Option, at the principal office of Southwest Gas Corporation, 5241 Spring Mountain Road, Las Vegas, Nevada 89150.

Dated _______________
SOUTHWEST GAS CORPORATION By: —————————————— President & CEO

Accepted: _______________________________ Optionee